Filed Pursuant to Rule 424(b)(3)
                                                   Registration No. 333-119330


                             ENERGAS RESOURCES, INC.

                              Prospectus Supplement
                     (To Prospectus Dated November 5, 2004)

      Prospective investors should read this prospectus supplement and the related prospectus carefully before investing in Energas' common stock. Both documents contain information prospective investors should consider when making an investment decision.

      The attached prospectus relates to the resale of shares acquired by Dutchess Private Equities Fund II, L.P. pursuant to an equity line of credit. Because Dutchess may sell some or all of these shares, and since there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, Energas cannot estimate the actual number of shares that Dutchess will hold after the completion of the offering.

      The following provides information concerning the most recent draw down requested by Dutchess under the equity line of credit.

      Date of          Shares           Average Sale          Net Proceeds
       Sale             Sold           Price Per Share         to Energas
      -------         -----------      ---------------       --------------

      11/5/04           58,001              $0.61               $35,190

      Energas' common stock is quoted on the American Stock Exchange under the symbol "EGSR". On November 8, 2004 the closing price for one share of Energas' common stock was $0.55.

      Energas expects to use the proceeds from the sale of these shares for general and administrative expenses, oil and gas exploration and development and future acquisitions of oil and gas properties









           The date of this prospectus supplement is November 9, 2004.